Exhibit 99.175
CONSENT OF INDEPENDENT ACCOUNTANTS
     We consent to the use in this Registration Statement on Form 40-F of Thompson Creek Metals Company Inc. of the following reports included in exhibits to such Registration Statement filed with the U.S. Securities and Exchange Commission:
     (i) our report dated February 27, 2006 (except as to Note 13, which is as of March 17, 2006) relating to the consolidated financial statements of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.); and
     (ii) our compilation report dated December 1, 2006 relating to the pro forma consolidated financial statements of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.).

Markham, Ontario

/s/ Wasserman Ramsay
October 23,2007
Chartered Accountants